Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186073

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
SUPPLEMENT NO. 5 DATED OCTOBER 6, 2014
TO THE PROSPECTUS DATED FEBRUARY 26, 2014

This document supplements, and should be read in conjunction with, our prospectus dated February 26, 2014, as supplemented by Supplement No. 4 dated August 28, 2014, which superseded and replaced all previous supplements to our prospectus. Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•the status of our public offering;

•
our acquisitions of Wichita KS MOB located in Wichita, Kansas; Delta Valley ALF Portfolio located in Batesville and Cleveland, Mississippi; and Lee’s Summit MO MOB located in Lee’s Summit, Missouri; and our potential acquisition of Premier MOB located in Novi, Michigan;

•	the suspension of the asset allocation policy adopted by one of our co-sponsors; and

•	the declaration of distributions to our stockholders.

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on February 26, 2014. As of October 3, 2014, we had received and accepted subscriptions in this offering for 21,845,863 shares of our common stock, or approximately $217,909,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of October 3, 2014, approximately $1,532,091,000 in shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 26, 2016, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law.

Acquisitions

The following information should be read in conjunction with the “Prospectus Summary - Description of Investments” section on page 7 of our prospectus and the “Investment Objectives, Strategy and Criteria - Real Estate Acquisitions” section beginning on page 78 of our prospectus:

Acquired Properties

As of October 6, 2014, we had made six acquisitions, comprising nine buildings and approximately 229,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $41,025,000, located in Georgia, Kansas, Mississippi and Missouri. Acquisitions made between August 16, 2014 and October 6, 2014 are listed below:

Acquisition (1)	Type	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Property Taxes (2)	Location
Wichita KS MOB	Medical Office	39,000	100%	09/04/14	$8,800,000	$94,000	Wichita, KS
Delta Valley ALF Portfolio	Senior Housing	76,000	100%	09/11/14	$13,345,000	$151,000	Batesville and Cleveland, MS
Lee’s Summit MO MOB	Medical Office	39,000	88.8%	09/18/14	$6,750,000	$116,000	Lee’s Summit, MO
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(1) We own 100% of our properties acquired.
(2) Represents the real estate taxes on the property for 2013.

We financed the purchases of Wichita KS MOB, Delta Valley ALF Portfolio and Lee’s Summit MO MOB using funds raised through this offering. We paid our advisor and its affiliates an acquisition fee of 2.25% of the contract purchase price of each property, which was paid as follows: (i) in cash equal to 2.00% of the contract purchase price; and (ii) the remainder in shares of our common stock in an amount equal to 0.25% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees. AHI Management Services, Inc., a subsidiary of American Healthcare Investors LLC, our co-sponsor and the managing member of our advisor, will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to Wichita KS MOB and Lee’s Summit MO MOB and 1.0% of the gross monthly cash receipts with respect to Delta Valley ALF Portfolio. Among other things, AHI Management Services, Inc. has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved lending parameters and the operating plan), to incur costs and expenses, to pay property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation.

Acquisition of Wichita KS MOB

On September 4, 2014, we acquired Wichita KS MOB, an approximately 39,000 square foot, multi-tenant medical office building located in Wichita, Kansas, from an unaffiliated third party. Wichita KS MOB is 100% leased to multiple tenants, including Primary Care Associates, a leading physician practice group that has operated as a primary care provider in the area for more than a decade and occupies approximately 68.7% of the building through November 2027 and whose physicians have personally guaranteed the lease through November 2017. Medical services provided at Wichita KS MOB include: primary care services, diagnostic imaging services, pharmacy and physical therapy care.

The following table shows, as of September 2014, the effective annual rental rate per square foot, GLA, lease expiration, renewal options and principal nature of business for the tenants occupying 10.0% or more of the rentable square footage of Wichita KS MOB:

Tenant	Effective Annual Rental Rate per Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options	Principal Nature of Business
Primary Care Associates	$19.20	27,000	11/30/27	Two 10-year renewals	Primary medical care
Tallgrass Open MRI	$21.00	4,000	11/30/19	One 5-year renewal	Diagnostic imaging

We believe that Wichita KS MOB is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Wichita KS MOB over the next few years. Wichita KS MOB faces competition from a variety of both on and off-campus medical office buildings throughout the Wichita metropolitan area. For federal income tax purposes, we estimate that the depreciable basis in Wichita KS MOB will be approximately $8,152,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 40 years. For 2013, Wichita KS MOB paid real estate taxes of approximately $94,000 at a rate of 2.93%.

Acquisition of Delta Valley ALF Portfolio

On September 11, 2014, we acquired Delta Valley ALF Portfolio, a seniors housing portfolio comprised of two single-story, assisted living facilities located in Batesville and Cleveland, Mississippi, totaling approximately 76,000 square feet and 135 licensed units, from an unaffiliated third party. Built in 2000, the facility located in Batesville consists of 50 licensed units, and built in 2004, the facility located in Cleveland consists of 85 licensed units. Delta Valley ALF Portfolio will offer the customary array of assisted living services, or activities of daily living, for residents with low to moderate acuity needs, which include assistance with bathing, dressing, medication management, dietary and nutritional monitoring, ambulation and transferring. All floor plans include common areas, dining rooms, beauty salons and administrative offices. Additionally, all facilities offer transportation services in either vans or buses, some of which include wheel chair lifts for residents who would be unable to leave the facilities.

The following table shows, as of September 2014, the effective annual rental rate per square foot, GLA, lease expiration, renewal options and principal nature of business for the tenant occupying 10.0% or more of the rentable square footage of Delta Valley ALF Portfolio:

Tenant	Effective Annual Rental Rate per Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options	Principal Nature of Business
Providence Management, LLC	$12.69	76,000	09/30/29	Two 10-year renewals	Assisted living facility

We believe that Delta Valley ALF Portfolio is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Delta Valley ALF Portfolio over the next few years. The Delta Valley ALF Portfolio facility located in Batesville faces competition from an assisted living facility competitor approximately 20 miles away and the Delta Valley ALF Portfolio facility located in Cleveland competes with one assisted living facility competitor within a 10 mile radius of the facility. For federal income tax purposes, we estimate that the depreciable basis in Delta Valley ALF Portfolio will be approximately $12,248,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 40 years. For 2013, Delta Valley ALF Portfolio paid real estate taxes of approximately $151,000 at a rate of 1.86%.

Acquisition of Lee’s Summit MO MOB

On September 18, 2014, we acquired Lee’s Summit MO MOB, an approximately 39,000 square foot, multi-tenant, off-campus, medical office building located in Lee’s Summit, Missouri, from an unaffiliated third party. Lee’s Summit MO MOB is approximately 88.8% leased to eight tenants, the largest of which is Diagnostic Imaging Centers, occupying approximately 13,000 square feet, or 33.1%, of the property through April 2017. Medical services provided at the Lee’s Summit MO MOB include: diagnostic imaging, sleep center, women’s care, urology, dentistry and eye care services.

The following table shows, as of September 2014, the effective annual rental rate per square foot, GLA, lease expiration, renewal options and principal nature of business for the tenants occupying 10.0% or more of the rentable square footage of Lee’s Summit MO MOB:

Tenant	Effective Annual Rental Rate per Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options	Principal Nature of Business
Diagnostic Imaging Centers	$26.36	13,000	04/30/17	Two 5-year renewals	Diagnostic imaging

We believe that Lee’s Summit MO MOB is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Lee’s Summit MO MOB over the next few years. Lee’s Summit MO MOB faces competition from a variety of on and off-campus medical office buildings in the Lee's Summit market; however those buildings have high occupancy rates which should allow for Lee's Summit MO MOB to maintain its current occupancy rate. For federal income tax purposes, we estimate that the depreciable basis in Lee’s Summit MO MOB will be approximately $6,248,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 40 years. For 2013, Lee’s Summit MO MOB paid real estate taxes of approximately $116,000 at a rate of 3.32%.

Potential Acquisition

We, through our subsidiary, entered into a purchase and sale agreement for the acquisition of the following property from an unaffiliated third party:

Property Name	Type of Property	GLA (Sq Ft)	Current Occupancy	Contract Purchase Price	Date of Purchase Agreement	Location
Premier MOB	Medical Office	45,000	91.5%	$12,025,000	10/06/14	Novi, MI

We expect that AHI Management Services will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to Premier MOB. We intend to finance the purchase of Premier MOB from funds raised through this offering and the assumption of existing debt. We also anticipate paying an acquisition fee of 2.25% of the purchase price of the property to our advisor and its affiliates in connection with the acquisition of such property. We anticipate closing this potential acquisition in the fourth quarter of 2014; however, we can give no assurance that the closing will occur within this timeframe, or at all. The potential acquisition is subject to substantial conditions to closing. Our decision to consummate the acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from this offering and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire Premier MOB, we cannot give any assurances that the closing of this acquisition is probable.

In evaluating Premier MOB as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including the overall valuation of net operating income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at the property is comparable to market rates. We believe that Premier MOB is well located, well maintained and has been professionally managed. Premier MOB will be subject to competition from similar medical office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire Premier MOB.

Asset Allocation Policy

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary - Conflicts of Interest” section on page 10 of the prospectus and the “Conflicts of Interest - Certain Conflict Resolution Restrictions and Procedures” section on page 107 of our prospectus:

On April 10, 2014, American Healthcare Investors, acting as managing member of our advisor and Griffin-American Healthcare REIT Sub-Advisor, LLC, which has been delegated the advisory duties for Griffin-American Healthcare REIT II, Inc., or GA Healthcare REIT II, another publicly registered non-traded healthcare REIT co-sponsored by American Healthcare Investors, adopted an asset allocation policy to allocate property acquisitions among us and GA Healthcare REIT II. Pursuant to the asset allocation policy, American Healthcare Investors would allocate potential investment opportunities to us and GA Healthcare REIT II based on the consideration of certain factors. The asset allocation policy initially applied until June 30, 2014. On June 23, 2014, the asset allocation policy was renewed for another 30 days and subject to successive automatic 30-day renewals until terminated upon notice by American Healthcare Investors, our board of directors or the board of directors of GA Healthcare REIT II.
On August 5, 2014, GA Healthcare REIT II entered into an Agreement and Plan of Merger with Northstar Realty Finance Corp., or NorthStar. The consummation of the merger is subject to certain covenants and closing conditions. One of the covenants contained in the Agreement and Plan of Merger restricts the ability of GA Healthcare REIT II to make additional investments that are not approved by NorthStar or expressly authorized in the Agreement and Plan of Merger. Accordingly, American Healthcare Investors and the sub-advisor of GA Healthcare REIT II do not anticipate submitting additional material investment opportunities to GA Healthcare REIT II while the merger is pending. As a result, on September 30, 2014, American Healthcare Investors suspended the asset allocation policy until the earlier of the date the merger is consummated or the Agreement and Plan of Merger is terminated.
Accordingly, the “Asset Allocation Policy - We may compete with other programs sponsored by our co-sponsors for investment opportunities, and American Healthcare Investors has adopted an asset allocation policy pursuant to which we will not have priority with respect to certain investment opportunities. As a result, we may be unable to find suitable investments, or our advisor may not cause us to invest in favorable investment opportunities, which may reduce our returns on our investments” section of Supplement No. 4 is hereby deleted in its entirety.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary - Distribution Policy” section on page 18 of our prospectus and the “Description of Capital Stock - Distribution Policy” section beginning on page 158 of our prospectus:

On September 22, 2014, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on October 1, 2014 and ending on December 31, 2014. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001643836 per share of our common stock. These distributions will be aggregated and paid in cash or shares of our common stock pursuant to the DRIP monthly in arrears. The distributions declared for each record date in the October 2014, November 2014 and December 2014 periods will be paid in November 2014, December 2014 and January 2015, respectively, only from legally available funds.

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